Confidential







                                 GPC Biotech AG
                               Martinsried/Planegg


                     Convertible Bonds Terms and Conditions
      for members of the management bodies of GPC Biotech AG and affiliated subsidiary companies in Germany and abroad




               (Resolution of the General Meeting of May 24, 2006)





                                    Preamble


The General Meeting of GPC Biotech AG (hereinafter "the Company" or "GPC Biotech") resolved on May 24, 2006 to implement a program for the issuance of convertible bonds, nominal value (euro) 1,00 per convertible bond (the "Convertible Bonds") to members of the management bodies of GPC Biotech AG and affiliated subsidiary companies in Germany and abroad (hereinafter the "Allottees").

The terms and conditions of the program for the issuance of Convertible Bonds are as follows:



                                      ss. 1
                                Convertible Bonds


(1) The Allottees receive registered Convertible Bonds which comprise the right to purchase ordinary no-par value bearer shares (the "Shares") of the Company in the number listed in the offer letter or in the convertible bond certificate, subject to adjustment pursuant to ss. 9 hereof.

(2) By accepting the offer to purchase the Convertible Bonds, the Allottee shall transfer the total nominal amount of the Convertible Bonds to which he/she is entitled in Euros for unconditional disposition by the Company and without further costs to an account to be specified by the Company. The transfer has been made no later than one month after the grant date.

(3) The Convertible Bonds may be evidenced in several registered global convertible bond certificates. The right to (individual) convertible bond certificates is excluded.

(4) On behalf of the Company, a bonds register entitled "Convertible Bonds" (hereinafter the "Options Register"), in which the Convertible Bonds are registered together with the conversion price (see ss. 8 (1) hereof), the series and number as well as the holder by name, date of birth and residence address will be maintained by the exercise agent (see ss. 18 hereof). In addition, the Options Register sets forth in particular the information necessary for determining the period according to ss. 14 (1) hereof (the "Vesting Period").

(5) In relation to the Company, only parties registered as Allottees in the Options Register are qualified as such.



                                      ss. 2
                     Basic Features of the Convertible Bonds


(1) As provided by these terms and conditions, and subject to any adjustment pursuant to ss.ss. 8 and 9 hereof, the Convertible Bonds may be converted to obtain one Share of the Company for each Convertible Bond upon payment of the conversion price to be specified by the Company in accordance with ss. 8 hereof.

(2) To cover the Convertible Bonds to be issued to the Allottees, the May 24, 2006 General Meeting of the Company created a conditional capital in the amount of up to (euro) 900,000. A maximum of 650,000 Convertible Bonds may be issued to members of the management bodies of GPC Biotech AG and affiliated subsidiary companies in Germany and abroad. Supervisory Board of the Company may choose whether the Shares underlying the Convertible Bonds will be made available from such conditional capital or from a program to repurchase its own Shares, resolved or possibly yet to be resolved by the General Meeting.



                                      ss. 3
                 Interest Rate, Repayment of the Nominal Amount


(1) The Convertible Bonds bear interest at 3.5% per annum starting from the date of their issuance. The interest amounts are due at the end of the respective calendar year. In the event of the cancellation of the Convertible Bonds pursuant to ss. 14 hereof or of the due conversion of the Convertible Bonds pursuant to ss. 10 hereof, the interest amounts for the current calendar year are due immediately.

(2)      A right to compound interest does not exist.

(3) The paid-in nominal amount is due for repayment within ten calendar days after lapse of the Convertible Bonds for whatever reason.

                                      ss. 4
                      Purchasing Periods, Time to Maturity


(1) The Convertible Bonds may be offered to the Allottees for subscription within the last fifteen working days of each calendar month. The date of issuance is the day on which the Supervisory Board has made an offer to the Allottee for subscription of the Convertible Bonds, provided, such offer has been accepted within the subscription period.

(2) The time to maturity of the Convertible Bonds is ten years from the date of their issuance. ss. 3(3) notwithstanding, the Convertible Bonds lapse without compensation upon expiration of the time to maturity.



                                      ss. 5
                                 Waiting Period


The Allottees may convert the Convertible Bonds at the earliest after the second anniversary date of their issuance pursuant to ss. 4 (1) hereof. In addition, the Convertible Bonds may only be converted if, after expiration of the two-year waiting period, the cancellation periods set forth in ss. 14 (1) hereof, as specified by the Company in the (global) convertible bond certificates, have expired.



                                      ss. 6
                                Exercise Periods


(1) Convertible Bonds may not be converted from the date on which the Company submits an offer to its shareholders for the subscription of new shares or convertible bonds with conversion or option rights by written notice to all shareholders or through an announcement in the publications named in the Company's Articles of Association or in a mandatory stock exchange publication of the Frankfurt Stock Exchange until the end of the last day of the subscription period.

(2) Notwithstanding ss. 6 (1) hereof, the Convertible Bonds may only be converted during a period of the six weeks starting on the second day after the publication of the quarterly reports or of the annual financial statement, respectively. The Convertible Bonds may not be converted from December 24 to December 31 of each calendar year.

(3) The Supervisory Board has the right to impose further restrictions on the exercise periods.

                                      ss. 7
                                Performance Goals


Notwithstanding ss.ss. 4 and 5 hereof, the Convertible Bonds may only be converted if the Closing Price (as defined below) develops better than a reference index. The reference index shall be the stock index TecDax of the Frankfurt Stock Exchange (the "Price Index"). The Price Index and the Closing Price on the date on which the Convertible Bonds are issued shall serve as the starting point for the performance measurement. The Convertible Bonds may only be converted if the Closing Price has developed better than the Price Index. The relevant comparison date for this shall be the date four weeks prior to the conversion.



                                      ss. 8
                                Conversion Price


(1) As provided by these terms and conditions, each conversion privilege represents the right to subscribe for one Share.

(2) The conversion price to be paid upon exercise of the conversion privilege for the subscription of one individual Share corresponds to the average closing price of the Shares in the XETRA closing auction on the Frankfurt Stock Exchange (the "Closing Price") during the last five exchange trading days prior to the issuance of the Convertible Bonds less (euro) 1.00; provided, however, that the conversion price shall at least be equal to the proportionate amount of the share capital allocable to one Share.



                                      ss. 9
                       Adjustment of the Convertible Bonds


(1) In the event of a merger of the Company with and into another entity where the Company is not the surviving entity (Verschmelzung durch Aufnahme), a change in the legal form of the Company (Umwandlung), a change in the notional nominal value of the shares of stock in the Company and similar measures leading to the cancellation or conversion of the shares of stock underlying the Convertible Bonds, each Convertible Bond shall be substituted by the right to purchase at the exercise price a specific number of shares of stock or other interests in the Company or its successor entity (calculated on the basis of the Fair Market Value at the time of any such change) substituting the shares of stock in the Company. The remaining provisions of these Terms and Conditions shall remain unaffected.

(2) In the event of a capital decrease by means of amalgamating the ordinary shares in the Company (Kapitalherabsetzung durch Zusammenlegung, ss. 222(4) AktG) or by means of cancellation (Einziehung) of ordinary shares (ss. 237 AktG), the subscription ratio (as specified in the applicable Convertible Bond Grant) shall be adjusted by multiplying it with the coefficient resulting from the division of the number of shares of stock after such capital decrease by the number of shares of stock prior to such capital decrease. Fractional shares of stock resulting from any such capital decrease will not be delivered upon conversion of the Convertible Bonds.

(3) In case of a capital increase out of retained earnings by the Company, any existing conditional capital will be increased according to Section 218 AktG in the same ratio as the Company's share capital, instead of a deduction of the exercise price. The right of an Allottee to purchase stock of the Company, at the point in time of conversion, will increase in the same ratio as the Company's share capital increase.


                                     ss. 10
               Conversion Procedure; Issuance of Underlying Shares


(1)      To convert the Convertible Bonds, the Allottee must

         a) using the form available from the exercise agent or from a trustee (see ss. 18 hereof), if such is appointed for the purpose, deliver a written subscription declaration in duplicate to the exercise agent or to the trustee; and

         b) pay the conversion price in EURO, completely and free of costs and charges to the Company, to the Company's account indicated in the subscription declaration form.

(2) Declarations received by the exercise agent within the periods set forth in ss.ss. 5 and 6 hereof are deemed to be delivered and received on the next subsequent banking business day on which the conversion of the convertible bond is again permissible. The Allottee may revoke his/her subscription declaration only so long as receipt has not yet effectively taken place.

(3) The Shares resulting from the conversion of the Convertible Bonds are printed and delivered in the form provided by the Articles of Association of the Company in their respective valid version. Issuance will be initiated - to the extent possible and subject to receipt by the Company of payment in full of the conversion price - within ten banking business days after the subscription declaration becomes effective. The initiation of the delivery requires the assignment of a bank by the Company. The Company is not liable for any delay of the share delivering unless caused by default.

(4) In the event that the Allottee intends to sell the Shares acquired through the conversion of his/her Convertible Bonds immediately after such acquisition, the Company may, with a view to a smooth placement in the market, tender, in a manner that safeguards the interests of the Allottees, the Shares created from a large number of conversions in the form of a block sale to (for example) institutional investors. The Allottee shall, at the request of the Company, assist appropriately and reasonably in the smooth placement on the market.

(5) Any issuance of Shares resulting from the conversion of Convertible Bonds is only permitted in conformity with the terms and conditions hereof and in no case prior to payment in full of the conversion price according to ss. 8 hereof (see ss. 199(1) AktG).



                                     ss. 11
                     Dividend Entitlement of the New Shares


The Shares created through the conversion of Convertible Bonds - provided they are created through conversion before the beginning of the General Meeting of the Company that resolves on the allocation of balance sheet profits - are entitled to dividends from the beginning of the previous fiscal year, or, to the extent created through conversion after the beginning of General Meeting of the Company, the respective fiscal year in which they were created through such conversion.



                                     ss. 12
                    Nonassignability of the Convertible Bonds


(1)      In principle, the Convertible Bonds may not be transferred.

(2) Other methods of disposing of the Convertible Bonds, granting of subordinate equity interests or creation of a trust as well as establishment of short positions by granting to third parties the Convertible Bonds granted to the Allottee as well as comparable offsetting transactions that are economically equivalent to a sale of the Convertible Bonds are also prohibited.

(3) Any violation of paragraphs (1) and/or (2) of this ss. 12 results in forfeiture of the Convertible Bonds. To the extent that the Company or the Allottees have substantive reasons, the Supervisory Board may consent to dispositions of the Convertible Bonds in the form described in paragraphs (1) and (2) of this ss. 12.

(4) Notwithstanding paragraphs (1) and (2) of this ss. 12, the Allottee is authorized, after expiration of the two-year waiting period or after expiration of the cancellation period specified in the convertible bond certificates, to sell his/her Convertible Bonds to a credit institution to be specified by the Company.



                                     ss. 13
                                   Succession


(1) The Convertible Bonds - provided they have not been cancelled pursuant to ss. 14 hereof - may be transferred by will or the laws of descent and distribution. The heirs shall be bound by these terms and conditions.

(2) The heirs shall report their standing as heirs to the Company and must prove their legitimacy in conformity with ss. 35 GBO.



                                     ss. 14
              Vesting Period; Cancellation of the Convertible Bonds


(1) The Convertible Bonds may in principle be cancelled for a maximum period of up to four (4) years (the "Vesting Period"). Expiration of the Vesting Period in relation to the Convertible Bonds granted in total to the Allottee does not take place uniformly, but is divided into stages over the Vesting Period. One quarter of the Convertible Bonds becomes uncancellable each year, calculated from the beginning of the vesting period. The Vesting Period begins to run with the issuance of the convertible bonds. A different Vesting Period may be specified by the Supervisory Board for each individual case on the basis of internal guidelines of the Company that may be formulated thereby for common application and notified to the Allottee in the offer letter. Above and beyond this, the expiration of the Vesting Period - if certificates evidencing the Convertible Bonds are issued - is noted in the respective certificates.

(2) The Company or second-tier enterprises currently affiliated with it or in the future may immediately cancel the Convertible Bonds that are still subject to the Vesting Period without compensation if the Allottee's employment or consultancy agreement has been terminated prior to expiration of the Vesting Period specified for the Convertible Bonds. The cancellation of Convertible Bonds becomes effective upon receipt of a separate written cancellation declaration by the Allottee, but not earlier than:

         a) in the case of an ordinary termination by the Allottee, upon receipt of his/her termination notice;

         b) in the case of an ordinary termination of the Allottee by the Company, upon effectiveness of such termination (termination of employment or consultancy) or - in the case of the exoneration of the Allottee - on the date of such exoneration;

         c) in the case of termination by the Allottee for cause, on the date on which the ordinary termination - defined as the termination notice by the Company or by a second-tier enterprise currently affiliated with it or in the future on the date of the termination notice by the Allottee - would have become effective;

         d) in all other cases, on the date of actual termination of employment or consultancy (for example, termination by rescission contract, death, retirement, educational leave of absence and similar reasons).

(3) The Company or an affiliated subsidiary company (affiliated now or in the future) may cancel the Convertible Bonds no longer subject to a Vesting Period without compensation if

         a) the Allottee has not converted his/her Convertible Bonds within 12 calendar months after the cancellation according to paragraph (2) above becomes effective, or

         b) the Allottee has not converted his/her Convertible Bonds within 12 months after the affiliated subsidiary company employing the Allottee has left the group (i.e. GPC Biotech holds an equity interest of less than 50% in the equity or share capital of such affiliate), provided such conversion would have been possible taking into consideration the waiting period set forth in ss. 5 hereof and the exercise periods set forth in ss. 6 hereof. If a conversion of the Convertible Bonds according to ss.ss. 5 and 6 hereof is not possible on the effective date of the termination, the period begins when the conditions for conversion in ss.ss. 5 and 6 hereof are met for the first time.

(4) The [Supervisory Board] may, in isolated cases, choose not to cancel all or part of the Convertible Bonds if such cancellation seems inequitable in such isolated cases (suspension of employment because of a maternity or paternity leave of absence, general disability, retirement and similar reasons). The same shall apply mutatis mutandis if the Convertible Bonds are intended to substitute for a severance payment that may be due upon termination of employment or officer status. In individual cases, the choice not to cancel the Convertible Bonds may be made contingent upon the extension of the Vesting Period by the duration of the suspension of employment (for example, due to a maternal or paternal leave of absence or an unpaid leave of absence).

(5) In the event that the employment and/or the officer status of an Allottee with the Company or with an affiliated subsidiary company (affiliated now or in the future) is - irrespective of the reason - terminated, but at the same time a new employment or officer status is established with the Company or with a second-tier enterprise currently affiliated with it or in the future, the aforementioned cancellation rights shall not apply on the occasion of such termination but only relative to any termination of the new employment or new officer status.

(6) The Company has the right to cancel the Convertible Bonds with immediate effect if and as soon as insolvency proceedings are instituted against the assets of the Allottee, institution of insolvency proceedings is declined for insufficiency of assets or Convertible Bonds are attached by a creditor and the enforcement measure is not rescinded within six (6) months (with expiration of the 6-month period).

(7) For his/her part, the Allottee may cancel the conversion privilege with three-months written notice as of the end of a quarter without having to give any reasons.

(8) The Company may request the return of any issued and cancelled convertible bond certificates from the Allottee or from any other possessor.



                                     ss. 15
                                      Taxes


The Allottee himself/herself shall pay all taxes that may be incurred in connection with the issuance or conversion of Convertible Bonds, including church taxes and solidarity surcharge. However, the Company shall deduct such taxes and charges from the Allottee's salary to the extent legally prescribed and pay them over, if appropriate in the form of wage-tax withholding, to the tax office having jurisdiction over its permanent establishment. Above and beyond this, the Company may, if necessary, make the issuance of Shares contingent upon proof of appropriate tax payments by the Allottee or upon lodging of reasonable surety. If the Allottee does not or cannot meet his/her obligations stipulated by this ss. 15 hereof, the Company has to so report to the tax office having jurisdiction over its permanent establishment.



                                     ss. 16
                                  Insider Rules


(1) The Company hereby advises each Allottee that such Allottee may be subject to insider regulations and under certain circumstances may be punishable for disregard of these regulations. In particular, insiders are prohibited from selling any Shares acquired through the conversion of Convertible Bonds by exploiting their knowledge of insider facts (ss. 14(1) WpHG) and equivalent provisions under US law and regulations.

(2) The Allottee hereby undertakes to acknowledge and honor any current or future internal guidelines published by the Company with respect to the prevention of insider trading violations. Any violation of such guidelines is a breach of the accessory obligations defined by labor law and may give rise to, possibly immediate, termination of the Allottee's employment.



                                     ss. 17
                         Reservation of Voluntary Nature


Any issuance of Convertible Bonds is voluntary in nature and an Allottee who has been issued Convertible Bonds does not, by reason of such issuance, accrue any right to receive additional Convertible Bonds at any point in the future.

                                     ss. 18
                                 Exercise Agent


The exercise agent is the Supervisory Board of the Company. The Supervisory Board empowers the Legal Department to accept subscription declarations and to handle the exercise procedure. In addition, the Company has the right to appoint a trustee (such as a bank), which in this respect assumes the tasks of the Supervisory Board and functions as the exercise agent.



                                     ss. 19
                                  Announcements


Declarations, notices, amendments or adjustments in regard to the Convertible Bonds are announced to the Allottee in writing. Written announcements of legally binding nature (such as cancellation declaration and similar information) are effected by personal delivery with acknowledgment of receipt or by registered letter or messenger to the address last reported by the Allottee to the Company or to the second-tier enterprise affiliated with it.



                                     ss. 20
                            Miscellaneous Provisions


(1) Should any of these terms and conditions be or become invalid or unenforceable, in part or in whole, such provision shall be replaced by such valid and enforceable provision that, in a legally permissible manner, matches as closely as possible the invalid or unenforceable provision, attaining the same or a similar economic effect. The invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof, which shall remain in full force and effect. The same shall apply mutatis mutandis if a loophole requiring amplification is discovered during execution of these terms and conditions.

(2) Amendments and additions to these conditions shall be in writing, unless recording by a notary is required. The foregoing sentence applies mutatis mutandis to any amendments of this ss. 20(2).

(3) The place of performance and place of jurisdiction is the registered seat of the Company.



(4) The form and content of the Convertible Bonds as well as the rights and obligations of the Allottees and of the Company are construed in accordance with the laws of the Federal Republic of Germany.

Martinsried/Planegg, _______________________



The Supervisory Board of

GPC Biotech AG



                                                 Duly noted:

                                                 ______________________________